Exhibit 99.1

Cenovus provides Series 1 and Series 2 First Preferred Shares conversion privilege notice, Series 1 and Series 2 First Preferred Shares dividend rate notice

Calgary, Alberta (March 1, 2021) – Cenovus Energy Inc. (TSX: CVE) (NYSE: CVE) is providing notice the company does not intend to exercise its right to redeem its Cumulative Redeemable First Preferred Shares, Series 1 (Series 1 Shares) and Cumulative Redeemable First Preferred Shares, Series 2 (Series 2 Shares) on March 31, 2021. As a result, subject to certain conditions:

1.	the holders of Series 1 Shares have the right to choose one of the following options with regard to their shares:
a.	retain any or all of their Series 1 Shares and continue to receive an annual fixed-rate dividend paid quarterly; or
b.	convert, on a one-for-one basis, any or all of their Series 1 Shares into Series 2 Shares and receive an annual floating-rate dividend paid quarterly, and
2.	the holders of Series 2 Shares have the right to choose one of the following options with regard to their shares:
a.	retain any or all of their Series 2 Shares and continue to receive an annual floating-rate dividend paid quarterly; or
b.	convert, on a one-for-one basis, any or all of their Series 2 Shares into Series 1 Shares and receive an annual fixed-rate dividend paid quarterly.

Conversion to either Series 1 Shares or Series 2 Shares is subject to the conditions that, after taking into account all Series 1 Shares and Series 2 Shares tendered for conversion: (i) if Cenovus determines there would be less than 1,000,000 Series 1 Shares outstanding after March 31, 2021, then all remaining Series 1 Shares will automatically be converted to Series 2 Shares on a one-for-one basis on March 31, 2021 and no Series 2 Shares tendered for conversion will be converted into Series 1 Shares; and (ii) if Cenovus determines there would be less than 1,000,000 Series 2 Shares outstanding after March 31, 2021, then all remaining Series 2 Shares will automatically be converted to Series 1 Shares on a one-for-one basis on March 31, 2021 and no Series 1 Shares tendered for conversion will be converted into Series 2 Shares. In either case, Cenovus will issue a news release to that effect no later than March 24, 2021.

Holders of Series 1 Shares who choose to retain any or all of their shares or holders of Series 2 Shares who choose to convert to Series 1 Shares will receive the new annual fixed-rate  dividend paid quarterly applicable to the Series 1 Shares for the five-year period commencing March 31, 2021 to, but excluding, March 31, 2026 of 2.577%, being equal to the sum of the Government of Canada five-year bond yield of 0.847% plus 1.73% in accordance with the terms of the Series 1 Shares, subject to the conditions described above.

Holders of Series 2 Shares who choose to retain any or all of their shares or holders of Series 1 Shares who choose to convert to Series 2 Shares will receive a new annual floating-rate dividend paid quarterly applicable to the Series 2 Shares for the five-year period commencing March 31, 2021 to, but excluding, March 31, 2026. The dividend rate applicable to the Series 2 Shares for the three-month period commencing March 31, 2021 to, but excluding, June 30, 2021 will be 1.80301%, being equal to the annual rate for the most recent auction of 90-day Government of Canada Treasury Bills of 0.073% plus 1.73%, in accordance with the terms of the Series 2 Shares (the Floating Quarterly Dividend Rate), subject to the conditions described above. The Floating Quarterly Dividend Rate will be reset every quarter.

Beneficial owners of Series 1 Shares or Series 2 Shares who wish to exercise the right of conversion should communicate as soon as possible with their brokers or other nominees in order to meet the deadline for registered holders to exercise such right, which is 5 p.m. ET on March 16, 2021. It is recommended this communication be had well in advance of the deadline in order to provide the brokers or other intermediaries with time to complete the necessary steps. Holders of Series 1 Shares who do not exercise the right of conversion by this deadline will continue to hold Series 1 Shares with the new annual fixed rate dividend, subject to the conditions described above. Holders of Series 2 Shares who do not exercise the right of conversion by this deadline will continue to hold Series 2 Shares with the new annual floating rate dividend, which will be reset every quarter, subject to the conditions described above.

Holders of the Series 1 Shares and the Series 2 Shares will have the opportunity to convert their shares again on March 31, 2026 and every five years thereafter as long as the shares remain outstanding.

Cenovus Energy Inc.

Cenovus Energy Inc. is an integrated energy company with oil and natural gas production operations in Canada and the Asia Pacific region, and upgrading, refining and marketing operations in Canada and the United States. The company is focused on managing its assets in a safe, innovative and cost-efficient manner, integrating environmental, social and governance considerations into its business plans. Cenovus common shares and warrants are listed on the Toronto and New York stock exchanges, and the company’s preferred shares are listed on the Toronto Stock Exchange. For more information, visit cenovus.com.

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CENOVUS CONTACTS: Investor Relations Investor Relations general line 403-766-7711	Media Relations Media Relations general line 403-766-7751

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